

Mail Stop 4631

May 7, 2010

William Chen
Chief Financial Officer
China Clean Energy, Inc.
Jiangyin Industrial Zone, Jiangying Town
Fuquing City, Fujian Province
People's Republic of China 350309

> **Re: China Clean Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 0-53773**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis, page 22

1.   Discuss the utilization of your new production facility. Disclose the quantity (in tons or other appropriate unit of measure) of biodiesel and specialty chemicals produced during the year and compare to the facility's capacity of 100,000 tons of biodiesel per year, or 30,000 tons of specialty chemicals per year, or a combination of biodiesel and specialty chemicals of 70,000 tons per year. If there is a material amount of idle capacity, please provide appropriate discussion in

MD&A of the expected impact to your operations and liquidity and management's plans to address this issue.

Results of Operations, page 23

2.   Please revise future filings to quantify the significant factors that impact your operating results. In this regard, a quantified discussion of changes in prices, volumes, and product mix, would allow the readers of your financial statements to better assess changes in your revenues. Include a discussion of changes in your feedstock prices, as well as the price of petroleum diesel, the resulting impact on your historical financial statements, and the potential or expected impact on future operations.

Liquidity and Capital Resources, page 24

3.   Please expand this disclosure to provide a more comprehensive discussion of your cash requirements and expected sources of cash, including the following:
        • On page 10 you state you expect you will require approximately an additional $10 million of working capital to continue to expand your business beyond the initial phase. The discussion of liquidity and capital resources should address your future plans and their associated cash requirements thoroughly, addressing specific milestones and their expected costs.
        • Expand the fifth paragraph in this section to provide specific, detailed discussion of your plans to obtain financing for your operations, your plans for expansion, repayment of your short-term bank loans and line of credit, and other needs.
        • Discuss the specific terms of your debt instruments, including when payments are due and whether there are any covenants. Include the February 20, 2010, line of credit agreement in your discussion and explain whether funds from this line were used to pay-off the short-term bank loans.
        • Discuss the 62% increase in accounts receivable. Explain the reasons for the increase, particularly in light of the decrease in sales. Also, explain why the allowance for doubtful accounts was decreased.
        Refer to Item 303(a) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page 35
Impairment of Long-Lived Assets, page 37

4.   We note the impairment of fixed assets recorded in 2008. Please revise future filings to provide all the disclosures required by ASC 360-10-50-2.

Note 13. Taxes, page 46

5.	Please tell us and expand your disclosures in future filings to clarify what the "Other items" represent which significantly increased the effective income tax rate in 2009.

6.	Please provide a comprehensive explanation as to how you determined the deferred tax assets as of December 31, 2009 were more likely than not realizable such that no valuation allowance was required in accordance with ASC 740-10-30-5.

Item 9A. Controls and Procedures, page 50

7.	We note your officers' conclusion that the Company's disclosure controls and procedures were "not effective to satisfy the objectives for which they are intended." Please confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" or "not effective" without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

8.	We note your disclosure that there were no changes in your internal control over financial reporting "except for" the changes noted. Please confirm and clarify in future filings whether or not there were significant changes in internal control over financial reporting during the quarter. See Item 308(c) of Regulation S-K.

Exhibit 31

9.	Please amend your Form 10-K for the fiscal year ended December 31, 2009 to revise your Section 302 certifications to include the introductory language of paragraph 4 relating to the reference to internal control over financial reporting as required by Item 601(31) of Regulation S-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant